FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of November 2020

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X     Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____  No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.          an announcement regarding connected transaction with Huaneng Group by Huaneng Power International, Inc. (the Registrant”);

2.          an announcement regarding connected transaction in relation to the capital increase and deemed disposal  of 25% equity interests in Yantai Renewable Energy;

3.          an announcement regarding connected transaction on capital increase in Shengdong Offshore Wind Power;

4.          an announcement regarding external guarantee by subsidiary and connected transaction;

5.          an announcement regarding issue of super short-term debentures; and

6.          an announcement regarding notice of 2020 second extraordinary general meeting as well as proxy and reply thereof;

Each made by the Registrant on November 6,  2020.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

HUANENG GROUP FRAMEWORK AGREEMENT

On 5 November 2020, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2021 and expiring on 31 December 2021. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct (among other things) the following transactions with Huaneng Group and its subsidiaries and associates: (1) purchase of ancillary equipment and parts; (2) purchase of fuel and transportation services; (3) leasing of facilities, land and office spaces; (4) technical services, engineering contracting services and other services; (5) accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates; (6) sale of products; (7) purchase of electricity; (8) sale of heat; and (9) trust loans and entrusted loans. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules.

Among those nine types of transactions,

(a)     since the transaction scale in relation to the purchase of fuel and transportation services (i.e. type (2)) exceeds 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, such transaction shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders;

(b)     the transaction scale of each of type (1) and types (3) to (8) transactions does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus such transactions shall only be subject to the reporting, annual review and announcement requirements under Rules 14A.55 to 14A.59 and Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but are exempt from the Independent Shareholders’ approval requirement; and

(c)     as regards the transactions of trust loans and entrusted loans (i.e. type (9)), pursuant to Rule 14A.90 (which relates to financial assistance) of the Hong Kong Listing Rules, those transactions are exempt from reporting, announcement and the Independent Shareholders’ approval requirements.

EXTRAORDINARY GENERAL MEETING

The Company proposes to convene an extraordinary general meeting in December 2020 to table the relevant resolutions to seek the approval from the Independent Shareholders of (among others) the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the transactions relating to the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement, and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of fuel and transportation services (including the proposed caps) under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall dispatch a circular containing further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Adviser to the shareholders as soon as possible, but in any event shall not later than 7 December 2020

RELATIONSHIP BETWEEN THE COMPANY AND HUANENG GROUP

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlled generation capacity of 111,971MW and equity-based generation capacity of 98,217MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct interest and a 25% indirect interest in HIPDC, while HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% interest in the Company. Huaneng Group also holds a 9.91% direct interest in the Company and holds a 3.01% indirect interest in the Company through its wholly-owned subsidiary Huaneng HK, a 0.84% indirect interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited, its indirect wholly-owned subsidiary, and a 0.39% indirect interest in the Company through its controlling subsidiary Huaneng Finance. Huaneng Group is the ultimate controlling shareholder of the Company.

Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

HUANENG GROUP FRAMEWORK AGREEMENT

The Company entered into a framework agreement with Huaneng Group on 1 November 2019 (the “2020 Huaneng Group Framework Agreement”) for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2020. The 2020 Huaneng Group Framework Agreement will expire on 31 December 2020. In order to continue the relevant transactions, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group on 5 November 2020 for a term commencing on 1 January 2021 and expiring on 31 December 2021.

Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on- going basis:

(1)	Purchase of ancillary equipment and parts

Due to operational needs, the Company and its subsidiaries have to purchase ancillary equipment and parts which include mainly the raw materials and ancillary equipment and other installation and products relevant to the production operation for the infrastructure construction works for power plants. Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the purchase of ancillary equipment and parts in 2020 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2020 was set at RMB700 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB63 million. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the anticipated transactions made by the Company according to the actual overall business scale and operation of the Company and market changes.

For 2021, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB2 billion. Such cap is estimated on the basis of the overall business scale and operation of the power plants of the Company and its subsidiaries, a reasonable expectation of the Company and its subsidiaries as to the development of the relevant power plants, and also taking into account at the same time the benefit of offering favourable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favourable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for ancillary equipment and parts, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimising the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rules 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB2 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(2)	Purchase of fuel and transportation services

The Company’s main fuel for power generation is coal. Pursuant to the Huaneng Group Framework Agreement, the Company and its subsidiaries will purchase fuel and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of fuel and the transportation services shall be no less favourable than those offered by independent third parties to the Company and its subsidiaries for the same or similar type of fuel supply or transportation services.

Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the purchase of fuel and transportation services in 2020 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2020 was set at RMB49.9 billion. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was approximately RMB23.872 billion. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments to the transactions made by the Company according to the actual operations of the Company and market changes; and the substantial changes in the coal market and transportation market as compared with expectation, resulting in a substantial difference between the estimated transaction amount and the actual transaction amount.

The cap of the transaction amount for purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2021 is estimated to be RMB50 billion. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set based on the current overall business scale and operation of the Company and the power plants of its subsidiaries, and the reasonable expectation of those power plants by the Company and its subsidiaries, and at the same time the capability in offering relatively competitive prices on bulk purchase by scale purchase of fuel and transportation by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of fuel and transportation services is that they can offer more favourable prices for bulk purchase of fuel and transportation services. Taking into consideration the ability of Huaneng

Group and its subsidiaries and associates to offer more favourable prices for purchases of fuel and transportation services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with fuel and transportation services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

The estimated transaction amount for 2021 is based on the estimated transactions primarily with Huaneng Supply Chain Platform Technology Co., Ltd. (the “Platform Company”). The Platform Company was established by Huaneng Group as an enterprise with market competitiveness to respond to market changes, and to grasp the competitive advantage of the free zone (free port) constructed in Hainan, so as to leverage on the competitive edge of resource sharing, complementary advantages, and synergistic development on aspects of resources, finance, logistics, etc. to shorten the transportation chain for serving the power plants within the intra-group of Huaneng Group with competitive prices. For individual purchases, the prices of the fuel and transportation services offered by Huaneng Group and its subsidiaries and associates were relatively not competitive when compared with the prices offered by independent third parties. With the establishment of the Platform Company, it is expected that the transaction amount on individual purchases of fuel and transportation services in 2021 will be increased. The increase in cap of the transaction amount for purchase of fuel and transportation services in 2021 has primarily taken into account the anticipated increase in volume of such individual purchases.

The Company has a right in procurement selection. For the Platform Company to participate in the Company’s procurement auction, the Company shall make use of the scale procurement advantage of the Platform Company with prices no less favourable than the prices from independent third parties offered to the Company and its subsidiaries and at the same time to leverage on the free trade zone in Hainan, the place where the Platform Company was established, to enjoy the advantage brought about by the benefits of the Government policies to further lower the procurement costs.

The Board is of the view that the transactions for the purchase of fuel and transportation services from Huaneng Group and its subsidiaries and associates contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of fuel and transportation services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions shall be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules and the requirement to obtain approval from the Independent Shareholders. The Company has conducted a detailed survey in respect of its short-term and long-term operational demand for coal and coal transportation services. The Company is of the view that before the convening of the extraordinary general meeting, such transactions will not (and the Company will through its internal control system ensure that such transactions will not) exceed the relevant thresholds that require Independent Shareholders’ approval under the Hong Kong Listing Rules.

(3)	Leasing of facilities, land and office spaces

For operational needs, the Company and its subsidiaries have to lease facilities, land and office spaces (mainly including power transmission and transformation assets, vessels, land and office spaces for power plants, etc.) from Huaneng Group and its subsidiaries and associates. Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the leasing of facilities, land and office spaces in 2020 by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the relevant transaction amount for 2020 was set at RMB400 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) which has already been paid by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces was approximately RMB160 million. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the leasing of facilities, land and office spaces by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates in 2021 is estimated not to exceed RMB300 million. The estimate of such cap amount is based on the existing overall business scale and operation of the power plants of the Company and its subsidiaries, the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, taking into account at the same time the benefit of favourable prices offered by Huaneng Group and its subsidiaries and associates for leasing of facilities, land and office spaces.

In respect of leasing of facilities, land and office spaces, the competitive advantage of Huaneng Group and its subsidiaries and its associates is their ability to offer more favourable prices for leasing of facilities, land and office spaces. Taking into consideration the ability of Huaneng Group and its subsidiaries and associate in offering more favourable prices for leasing of facilities, land and office spaces, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company with the leased facilities, land and office spaces in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of facilities, land and office spaces to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of leased facilities, land and office spaces. In addition, the payment will be settled in cash, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into in future pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB300 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(4)	Technical services, engineering contracting services and other services

The reciprocal technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates mainly include the provision of fuel management service relevant to power plants, maintenance services for power plants’ monitoring systems, real-time consolidation of project data, trial run of generating units, supervision of manufacture of facilities for construction works in progress and insurance services by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. At the same time, the Company and its subsidiaries provide operation/production related services to Huaneng Group and its subsidiaries and associates. Pursuant to the 2020 Huaneng Group Framework Agreement, the cap for the aggregate transaction amount with respect to the purchase of technical services, engineering contracting services and other services by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates for 2020 and the provision of operation/production and related services from the Company and its subsidiaries to Huaneng Group and its subsidiaries and associate for 2020 were set at RMB1.8 billion. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates was approximately RMB927 million. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the fact that adjustments were made to the projected transactions based on the Company’s actual business scale and operation as a whole and the changes in market conditions.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates in 2021 is estimated not to exceed RMB2.9 billion. The estimate of such cap is based on the one hand on the existing overall business scale and operation of the power plants of the Company and its subsidiaries as well as the anticipated development and growth of such power plants as deemed reasonable by the Company and its subsidiaries, having taken into account the benefit of favourable prices for the purchase of technical services and engineering contracting services and other services offered by Huaneng Group and its subsidiaries and associates, and on the other the needs for providing and engaging in relevant business operation by Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries.

On the one hand, the competitive advantage of Huaneng Group and its subsidiaries and associates in terms of providing technical services, engineering contracting services and other services is that they can offer more favourable prices to the Company and its subsidiaries. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favourable prices for technical services, engineering contracting services and other services, and owing to their close relationships with the Company and its subsidiaries, Huaneng Group and its subsidiaries and associates are able to provide the Company and its subsidiaries with the technical services, engineering contracting services and other services in a timely and reliable manner, thereby minimising the management and operational costs of the Company and its subsidiaries. In addition, some of the subsidiaries and associates of Huaneng Group focus on researching information technology and national new energy power generation technology, as well as equipment of thermal energy in power plants, therefore can provide reliable and efficient services of information technology and project contracting, and can also provide advanced and comprehensive power station-specific technical services and project contracting services, which can lower the operational costs of the Company and its subsidiaries. On the other hand, the Company is of the view that the provision of relevant production and operation services to Huaneng Group and its subsidiaries and associates can bring operational benefits to the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices of transactions with respect to technical services, engineering contracting services and other services between the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by independent third parties for the same or similar types of technical services, engineering contracting services and other services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions with respect to technical services, engineering contracting services and other services as contemplated under the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB2.9 billion), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(5)	Accept the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates

The provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries involves mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company and its subsidiaries. Where the Company and its subsidiaries generate electricity under the quota of and in substitution for Huaneng Group and its subsidiaries and associates, payments under such transactions will be settled in two ways: (1) upon power generation, the Company and its subsidiaries shall settle the payment with the power grid company before paying the difference to Huaneng Group and its subsidiaries and associates; and (2) upon power generation, Huaneng Group and its subsidiaries and associates shall settle the payment with the power grid company before paying substituted power generation costs and other relevant expenses to the Company and its subsidiaries. Pursuant to the 2020 Huaneng Group Framework Agreement with respect to the acceptance for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries, the cap of the aggregate transaction amount for 2020 was set at RMB600 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount for the provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries was RMB0. It is estimated that by end of 2020, the aggregate of the actual transaction amount will not exceed the anticipated transaction amount in 2020. The reason for the substantial difference between the estimated transaction amount and the actual transaction amount was due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to such entrusted sale services between the Company and its subsidiaries and Huaneng Group and its subsidiaries and associates for 2021 is estimated to be RMB700 million. Such cap is set on the basis of the current overall business and operation scale of the transaction parties, estimation of the on-grid tariff and substitution tariff, and reasonable expectation of the Company and its subsidiaries as to the development of the transaction parties.

In order to increase electricity output and boost efficiency, the Company and its subsidiaries have entered into substituted power generation transactions with power plants already closed or still in operation in the places where they are located (including connected persons and non- connected persons). The advantage of Huaneng Group and its subsidiaries and associates in the provision of substituted power generation is that they charge higher tariffs so that the Company and its subsidiaries can produce a higher marginal contribution. Besides, Huaneng Group and its subsidiaries and associates maintain good relationship with the Company and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries are negotiated at arm’s length terms, taking into account the then prevailing market conditions, but in any event at the terms and prices no less favourable than those offered to the Company and its subsidiaries by an independent third party for the same or similar type of services.

The Board (including the independent non-executive Directors) is of the view that the transactions for provision of entrusted sale services from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB700 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(6)	Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will sell products (mainly coal) to Huaneng Group and its subsidiaries and associates. The prices and charges of coal will be calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and other related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and other related products. Pursuant to the 2020 Huaneng Group Framework Agreement, the cap of the aggregate transaction amount with respect to the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates for 2020 was set at RMB600 million. During the period from 1 January 2020 to 30 September 2020, the aggregate transaction amount (unaudited) for the sale of products by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates was RMB0. It is estimated that by the end of 2020, the actual aggregate transaction amount will not exceed the anticipated transaction amount for 2020. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustment to transactions according to the changes in coal demand by certain power plants of Huaneng Group and its subsidiaries.

Pursuant to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates for 2021 is estimated to be RMB500 million. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms to be agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. Such estimate of cap amount is based on the demand of coal and relevant products of the power plants of Huaneng Group and its subsidiaries in 2021 and more favorable pricing by way of bulk purchase. In order to leverage the advantage of scale procurement, the Company may increase the purchase volume of coal and re-sell excess portion to the power plants of Huaneng Group and its subsidiaries.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules

14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB500 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(7)	Purchase of electricity

The electricity purchase by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is mainly attributable to the demand for participation in the electricity market transactions by local government(s) and electricity trading centres organised in their respective regions. Pursuant to the provisions of the 2020 Huaneng Group Framework Agreement with respect to the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2020 was set at RMB300 million. During the period from 1 January 2020 to 30 September 2020, the transaction amount (unaudited) in respect of the purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates was RMB0. The substantial difference between the estimated transaction amount and the actual transaction amount was primarily due to the adjustments made by the Company based on the actual overall business scale and operation status and the changes in market.

For 2021, the transaction amount with respect to purchase of electricity by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates is estimated to be RMB200 million. Such cap is estimated on the basis of the operation targets of electricity sales companies of the Company to be achieved, the principle of maximising the interests of the Company, and in accordance with the rules of market exchange promulgated by the government, and the electricity sales companies of the Company purchase electricity from power plants of connected persons or sales companies.

Pursuant to the current transaction settlement method, the Company and its subsidiaries purchase electricity from power plants of connected persons (including Huaneng Group and its subsidiaries and associates) or electricity sales companies and settle through the grid enterprises in accordance with the contractual agreements between the parties to the transaction. There is no actual settlement relationship between the Company and its connected persons (including Huaneng Group and its subsidiaries and associates), and the transaction amount is determined according to the contractual terms of both parties to the transaction.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of electricity from Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceeds 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB200 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(8)	Sale of heat

The Company and its subsidiaries sell heat to Huaneng Group and its subsidiaries and associates, mainly including the sales of industrial steam, hot water and other thermal products produced by the Company’s power plants and heating enterprises. 2020 Huaneng Group Framework Agreement did not provide for such transaction. From 1 January 2020 to 30 September 2020, the transaction amount for such transaction between the Company and its subsidiaries with Huaneng Group and its subsidiaries and associates was approximately RMB1 million. It is expected that the accumulative transaction amount for the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2020 will not exceed the level that can be exempt from disclosure requirement under the Hong Kong Listing Rules. The Company will closely monitor the relevant transaction amount so as to meet the compliance requirements under the Hong Kong Listing Rules.

According to the Huaneng Group Framework Agreement, the transaction amount with respect to the sale of heat by the Company and its subsidiaries to Huaneng Group and its subsidiaries and associates in 2021 is estimated to be RMB100 million. Such cap is estimated based on the current overall business scale and operation of the power plants of the Company and its subsidiaries, and the reasonable expectations of the Company and its subsidiaries for the development of these power plants, and also taking into account Huaneng Group and its subsidiaries and its associates can reduce the management and operating costs of the Company and its subsidiaries, thereby improving the Company’s operating performance.

The Board (including the independent non-executive Directors) is of the view that the transactions for sale of heat to Huaneng Group and its subsidiaries and associates by the Company and subsidiaries pursuant to the Huaneng Group Framework Agreement were entered into: (i) in the ordinary and usual course of business of the Company; (ii) on normal commercial terms (on arm’s length basis or on terms no less favourable than terms accepted by the Company from independent third parties); and (iii) on terms and proposed caps that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As none of the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are only subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.55 to 14A.59 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2021 exceeds the above cap (i.e. RMB100 million), the Company will further comply with the requirements under Rule 14A.54 of the Hong Kong Listing Rules.

(9)	Trust loans and entrusted loans

Trust loan is direct borrowing of loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates without the involvement of any agent bank as an intermediary, whereas entrusted loan is primarily organized between Company and its subsidiaries and Huaneng Group and its subsidiaries and associates with a trustee or agent bank acting as an intermediary. The Huaneng Group Framework Agreement has also included (i) borrowing of trust loans by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates; and (ii) the provision of entrusted loans from Huaneng Group and its subsidiaries and associates to the Company and its subsidiaries. For reasons as set out in the paragraph below, the trust loans and the entrusted loans under the Huaneng Group Framework Agreement are exempted the reporting, announcement and Independent Shareholders’ requirements under the Hong Kong Listing Rules. The setting of the cap of the transaction amount (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received is to comply with the disclosure requirements under the SSE Listing Rules. The cap of the amount of interest arising from the transactions (i.e. interest arising from borrowing of the relevant trust loans) of the trust loans borrowed for 2021 is expected to be RMB200 million and the transaction amount (i.e. amount of the entrusted loans) of the entrusted loans received for 2021 is expected to be RMB5 billion (maximum daily balance of the loan).

Given that the trust loans and entrusted loans are obtained by the Company and its subsidiaries from or through Huaneng Group and its subsidiaries and associates on normal commercial terms which are comparable to or more favourable than those available from independent third parties for similar services in the PRC and that no security is granted over the assets of the Company and its subsidiaries in respect of such services, the trust loans and entrusted loans contemplated under the Huaneng Group Framework Agreement are exempted from all the reporting, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.90

(which relates to financial assistance) of the Hong Kong Listing Rules. The Company therefore only makes disclosure in light of the Company’s announcement disclosed on the Shanghai Stock Exchange.

Fairness of the continuing connected transactions under the Huaneng Group Framework Agreement and their impacts on the independency of the Company

The Huaneng Group Framework Agreement is signed on normal commercial terms which are fair and reasonable, with the prices/fees/interests agreed and confirmed by both parties by negotiating and concluding with arm’s length terms, taking into account the then prevailing market conditions, and the terms of the relevant agreement and the transactions under such agreement offered to the Company and its subsidiaries by Huaneng Group and its subsidiaries and associates are no less favourable than those available from independent third parties. The Company and its subsidiaries will sign necessary written agreements on specific transactions with Huaneng Group and its subsidiaries and associates within the range set by the above-stated framework agreement according to actual conditions, and pay and/or charge the relevant prices/ fees/interests based on the agreed method set forth in the relevant agreements.

The Company will, through the Huaneng Group Framework Agreement and a series of management arrangements in accordance with the regulatory requirements, maintain its independency in decision-making, the fairness of the prices of the transactions as well as the flexibility of the Company in connected transactions so as to alleviate the independence on its controlling shareholder. Such arrangements shall include without limitation the Company’s right to make independent decisions as to the price and quantity of purchase and to access and obtain market information through various means so that the terms obtained by the Company from Huaneng Group will be no less favorable than those available from independent third parties.

Based on the above, the Company is of the opinion that the Huaneng Group Framework Agreement and the continuing connected transactions thereunder are in the interests of the Company and the shareholders as a whole. Meanwhile, the Company has a complete business system and the ability to operate independently facing the market, therefore the above-stated framework agreements and the continuing connected transactions contemplated thereunder do not affect the independency of the Company.

Measures to safeguard the interest of the Independent Shareholders

Directors and senior management of the Company will monitor closely and review regularly each continuing connected transaction of the Company, and will adopt a series of risk management arrangements, and endeavour to maintain, in relation to each continuing connected transaction, the independence of the Company; the fairness of the price of the transaction; the fairness of the terms of the transaction; and the right of choice of the Company to conduct transactions with independent third parties other than Huaneng Group and its subsidiaries and associates. The relevant arrangements include:

•	the continuing connected transactions contemplated under the Huaneng Group Framework Agreement are conducted on a non-exclusive basis;

•
for transactions relating to the purchase of ancillary equipment and parts, the Company has a choice in selecting the procurement. In participating the Company’s procurement auction, the Company will ensure that the prices will be no less favourable than the procurement prices offered to the Company and its subsidiaries. To better understand the market trend, and to compare prices and bid prices during the auction process, the Company will conduct such transactions according to the Company’s procurement policy, which mainly stipulates that at times when there are needs for purchasing transactions, the Company will, from time to time, obtain quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the corporate background of the counterparty; its reputation and reliability; its ability to conduct the transaction in accordance with the terms of the contract; and its understanding of the Company’s needs, in order to maximising the Company’s interest in the transaction and at the same time reduce the Company’s time and costs of transaction;

•
for transactions in relation to the purchase of fuel and coal transportation services, the Company has established a dedicated mechanism for information exchange and weekly and monthly information analysis, which mainly consists of: (i) collection of price information, such as pithead prices, listed prices at major coal production localities, inland coal transaction price indices, aximi price indices, domestic futures indices, global coal prices, and price indices of imported coal; and in addition, information relating to the storage at harbours, the production, transportation and sale of coal, and price indices of freights is also collected as an aid in analysing the trend of the market price. The major information collection channels of the Company include: China Coal Market website 中國煤炭市場網 (http://www.cctd.com.cn), China Coal Resources website 中國煤炭資源網(http://www.sxcoal.com) and Qinhuangdao Coal website 秦皇島煤炭網 (http://www.cqcoal.com), etc.; (ii) the Company has also established the Qinhuangdao distribution centre, which is charged with the monitoring of the daily, weekly and monthly prices of coal based on aximi and water transportation and related developments; (iii) the Company’s branch companies and power plants are charged with collecting information on the market and pithead prices of their own location. In terms of pricing, the Company will issue weekly the guidance procurement price of coal for coastal power plants (based on the market information collected and generally lower than the then prevailing market price), the Company will invite at least three suppliers (including Huaneng Group and its subsidiaries and associates) to provide coal quotations within the range of the guidance procurement price as well as the price for transportation services. The Company shall assess the quotations based on factors such as quality, locality and market conditions, in order to determine the appropriate price for the purchase of fuel and the price for coal transportation. If two or more of the quotations obtained fall within the price for the purchase of fuel and coal transportation, factors such as the long-term relationship between the Company and the local large-scale coal enterprise and the ability of such enterprise to provide a stable supply of coal will be considered before the Company makes a final decision to purchase the fuel and coal transportation services. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company will independently choose and purchase from the best offer according to the market conditions relied upon in developing the Company’s procurement strategies. The Company believes that such purchaser-oriented pricing process will lead to an open and transparent market mechanism for competition on prices;

•
for transactions in relation to the purchase of fuel and coal transportation services, the “market conditions” relied upon in developing the Company’s procurement strategies can principally be summarised in the following manner: (i) changes in the prices of coal; (ii) aspects on coal transportation, including status on ship transportation at port (e.g. in circumstances where the northern ports such as Qinhuangdao are stranded seriously, the Company will arrange certain coal to be imported), the status on railway transportation (e.g. substantial overhaul of Datong Qinhuangdao railway), the status on road transportation (e.g. where the northern regions are affected by seasonal rain/snow); (iii) production condition (e.g. where major cooperation partners for coal supply or regional coal enterprises experience any safety incidents which may lead to a suspension in coal production or safety checks and hence the coal mine safety inspections may affect domestic coal production or supply of coal regionally, or where the import of coal from coal production areas like Indonesia, Australia, Colombia, South Africa, etc. are affected by incidents of natural disasters, storm, typhoon, strike, etc.); (iv) status on level of inventory (including changes in the inventory at major ports and where power enterprises and coal companies run low in stock; and (v) status on changes in policy. The State has promulgated a number of environmental protection policies and coal industry policies which may have an impact on the volume of coal consumption, the types and quality of coal required by power enterprises. The Company will timely follow and collect latest information on market condition for assessing and formulating the Company’s procurement strategies;

•
for transactions in relation to leasing of power transmission and transformation assets, the lease by the Company and its subsidiaries of such facilities from Huaneng Group and its subsidiaries and associates is based on arm’s length terms. The leasing fee payable is principally to offset the outlay of the supplier’s costs, interest payment, operational expenses in maintenance, etc. Such leasing fee has been adopted for use since 2004 and has not been adjusted on account of inflation or other factors during such period. For transactions in relation to the leasing of land and office spaces, the Company will have regard to the then prevailing market rent for similar types of properties in the nearby locations (which is publicly available information), and/or consult reputable local real estate agents for benchmarks of assessment. Such transactions will be reviewed by the Company’s legal department in the legal aspects and approved by the contract management department;

•
for transactions in relation to provision of technical services, engineering contracting services and other services, the Company, at times when there are needs for purchasing transactions, will conduct such transactions according to the relevant procurement management rules, and will from time to time obtain quotations from suppliers of scale (including Huaneng Group and its subsidiaries and associates), and/or invite tenders from multiple suppliers and/or in certain circumstances make price enquiries in conducting such procurements. According to the Company’s procurement policy, in addition to the offer of same or more favourable terms by the counterparty in a transaction, the Company will also consider other factors, including the Company’s specific requirements in a transaction, the comparable advantages of the technological expertise of counterparties and the ability of counterparties to perform the contract and to provide follow-up services consequential to completion of a transaction, in order to maximise the Company’s interest. As regards the provision of operation/production and related port supportive services, the prices are basically market-driven according to the prevailing market conditions. Nonetheless, the Company will conduct enquiry process by making reference to at least three other contemporaneous transactions with unrelated third parties for similar services to determine if the prices and terms offered by Huaneng Group and its subsidiaries and associates are fair and reasonable and comparable to those offered by independent third parties;

•
for transactions in relation to the acceptance of provision of entrusted sale services from Huaneng Group and its subsidiaries and associates, it is formulated in tandem with the State’s electricity system reform policies and clean energy adoption measures. Through the centralised coordination, the Company will conduct the transactions in accordance with the implementation rules governing substituted power generation in the area(s) where such power plant(s) is/are located, having taken into account the status regarding the operation of the Company’s generating units and the actual changes in the market;

•
for transactions in relation to sale of products, in principle, the fuel company (which is 100% owned by the Company) will only sell coal to the Company’s power plants. The Company will strictly control the conduct of coal sale transactions between the fuel company and related power plants. In circumstances where there is a severe shortage in the level of inventory in the power plants, the Company will, on condition that the Company’s own power plants are preserved with sufficient coal supply for operation, sell the excess coal, as a temporary measure, to related power plants at prices according to the changes in market conditions. The Company will, through the information collection channels mentioned in transaction regarding purchase of fuel and coal transportation services above, with reference to the then market conditions and in conjunction with the costs for coal purchase by the fuel company, determine the then selling prices, so as to recoup the costs and to have a small profit;

•
the purchase of electricity transactions will be conducted in accordance with the market rules promulgated by the Government and power trading centres and based on the operation targets of power plants and electricity sales companies of the Company, the analysis of the need for electricity by national large users and the principle of maximising the interests of the Company, and if the electricity sales companies of the Company purchase electricity from power plants or electricity sales companies of connected persons, the transaction prices for purchase of electricity from connected persons will be similar to the average price level of similar transactions in the market. In this regard, the Company will obtain at least three quotations from reputable suppliers (including Huaneng Group and its subsidiaries and associates) and/or in certain circumstances make price enquiries in accordance with the Company’s procurement policy;

•
the sale of heat transactions will be conducted in strict compliance with the management regulations of the Company and the internal control requirements. Meanwhile, the Company will closely monitor the changes in demand and supply in the heat market, and timely follow and collect latest information on market condition as a guidance for the Company to analyze the demand and supply in the heat market. Adjustment will then be made in a timely manner according to the operating scale of the Company and actual conditions, so as to ensure the interests of the Company being maximized;

•
trust loans and entrusted loans transactions with Huaneng Group and its subsidiaries and associates will be conducted largely depend on the Company’s overall fund size, the actual business needs of the Company, the changes in the capital market and the availability of fund that the Company can obtain through financial institutions. All application for loans by operating units of the Company shall be submitted to the finance department in accordance with the Contract Management Rules of the Company. Through centralized co- ordination by the finance department of the Company, offers for the loans will be obtained from at least three financial institutions and non-financial institutions including Huaneng Group and its subsidiaries and associates for review and comparison by the finance department of the Company and approval by the chief accountant of the fund coordination committee (資金協調會); and

•
the contract management department will strictly review contracts, the contract enforcement department will timely monitor the amount of connected transactions, and the relevant functional departments will supervise the compliance monitoring in production and operation. In addition to the annual review of the performance of specific contracts by the independent non-executive Directors and the Company’s auditors, the Company’s supervisors will also monitor the working arrangements involved in the Company’s continuing connected transactions, and review whether the Company’s transactions are fair and conducted at reasonable transaction prices.

BOARD’S CONFIRMATION

The Board has considered and approved the Huaneng Group Framework Agreement and the transactions and estimates of relevant caps of the transactions under such agreement. Pursuant to the SSE Listing Rules and Rule 14A.68(8) of the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Board being regarded as having a material interest in the continuing connected transactions given their management positions in Huaneng Group or its associate, abstained from voting on the Board resolutions relating to the execution of such agreements. The resolution was voted by Directors who are not connected to the transactions.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of fuel and transportation services (including the proposed caps) by the Company and its subsidiaries from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement require Independent Shareholders’ approval. However, pursuant to the SSE Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the SSE Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company proposes to convene an extraordinary general meeting in December 2020 to seek approval from Independent Shareholders on (among others) the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 7,286,936,866 ordinary shares in the Company, representing approximately 46.42% of the total issued shares of the Company as at the date of this announcement) will abstain from voting on the resolutions, among others, with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the transaction regarding purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement and will appoint the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement.

According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, further details of the continuing connected transactions for the purchase of fuel and transportation services

(including the proposed caps) contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee and an opinion of the Independent Financial Advisor to the shareholders as soon as possible but in any event not later than 7 December 2020.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of fuel and transportation services (including the proposed caps) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (collectively, the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Board”	the board of Directors of the Company
“Company”	Huaneng Power International, Inc.
“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Director(s)”	the director(s) of the Company
“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huaneng Group Framework Agreement”
the framework agreement on the continuing connected transactions for 2021 between Huaneng Power International, Inc. and China Huaneng Group Co., Ltd. entered into between the Company and Huaneng Group on 5 November 2020

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of these transactions

“Independent Financial Adviser”, “Gram Capital”
Gram Capital Limited, a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the Securities and Futures Ordinance (Cap.571 of the laws of Hong Kong), an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions regarding the purchase of fuel and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates
“PRC”	The People’s Republic of China
“RMB”	Renminbi, the lawful currency of the PRC
“SSE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 November 2020

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
IN RELATION TO THE CAPITAL INCREASE AND DEEMED DISPOSAL
OF 25% EQUITY INTERESTS IN YANTAI RENEWABLE ENERGY

On 5 November 2020, Shandong Company, a controlling subsidiary of the Company, entered into the Capital Increase Agreement with Pro-Power Investment. Pursuant to the Capital Increase Agreement, Yantai Renewable Energy, a wholly-owned subsidiary of Shandong Company (the Company’s controlling subsidiary), will increase its registered capital, among which, Shandong Company will contribute RMB1,247.7015 million, while Pro-Power Investment will contribute RMB415.9005 million (or its equivalent). Immediately after the Capital Increase, the registered capital of Yantai Renewable Energy will be increased from RMB1,000 million to RMB1,663.602 million, of which Shandong Company will invest RMB1,247.7015 million and hold a 75% of equity interest, and Pro-Power Investment will invest RMB415.9005 million (or its equivalent) and hold a 25% of equity interest. Yantai Renewable Energy will become a non-wholly owned subsidiary of Shandong Company.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Pro-Power Investment is an indirect wholly-owned subsidiary of Huaneng Group. Under the Hong Kong Listing Rules, Pro-Power Investment is a connected person of the Company, the Capital Increase constitutes a connected transaction of the Company.

The Capital Increase will result in the shareholding held by Shandong Company in Yantai Renewable Energy to decrease from 100% to 75% and thus the Capital Increase constitutes a deemed disposal under Rule 14.29 of the Hong Kong Listing Rules. With respect to the Capital Increase, given the scale of the Capital Increase does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase

does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase, the accumulative transaction amount of the transactions (other than the routine related transactions) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting. Accordingly, the Capital Increase is subject to approval to be obtained at general meeting of the Company according to the SSE Listing Rules.

The Company proposes to convene an extraordinary general meeting in December 2020 to seek approval from Independent Shareholders on (among others) the related resolution regarding the Capital Increase. According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, the Capital Increase to the shareholders as soon as possible but in any event not later than 7 December 2020.

I.	INTRODUCTION REGARDING CONNECTED TRANSACTION

On 5 November 2020, Shandong Company, a controlling subsidiary of the Company, entered into the Capital Increase Agreement with Pro-Power Investment. Pursuant to the Capital Increase Agreement, Yantai Renewable Energy, a wholly-owned subsidiary of Shandong Company (the Company’s controlling subsidiary), will increase its registered capital, among which, Shandong Company will contribute RMB1,247.7015 million, while Pro-Power Investment will contribute RMB415.9005 million (or its equivalent). Immediately after the Capital Increase, the registered capital of Yantai Renewable Energy will be increased from RMB1,000 million to RMB1,663.602 million, of which Shandong Company will invest RMB1,247.7015 million and hold a 75% of equity interest, and Pro-Power Investment will invest RMB415.9005 million (or its equivalent) and hold a 25% of equity interest. Yantai Renewable Energy will become a non-wholly owned subsidiary of Shandong Company.

II.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, SHANDONG COMPANY AND PRO-POWER INVESTMENT

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 111,971 MW and the equity-based generation capacity is 98,217 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Shandong Company is a controlling subsidiary of the Company, of which the Company holds 80% equity interest and Huaneng Group holds the remaining 20% equity interest. Shandong Company is a connected subsidiary of the Company. Shandong Company is mainly engaged in the development, investment, construction, management of power (heat) projects, investment in coal, transportation and related industries; purchase and sale of electricity; thermal power technology consulting services.

Pro-Power Investment is a limited liability company incorporated in Hong Kong which is principally engaged in investment business. Huaneng Group, through its wholly-owned subsidiary, Hua Neng HK, indirectly wholly owns Pro-Power Investment.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). Pro-Power Investment is an indirect wholly-owned subsidiary of Huaneng Group. Under the Hong Kong Listing Rules, Pro-Power Investment is a connected person of the Company, the Capital Increase constitutes a connected transaction of the Company.

III.	THE CAPITAL INCREASE

The principal terms of the Capital Increase Agreement are summarized as follows:

1.	Date

5 November 2020

2.	Parties

Shandong Company
Pro-Power Investment

3.	Contribution proposal

The registered capital of Yantai Renewable Energy will be increased to RMB1,663.602 million, of which, Shandong Company will contribute RMB1,247.7015 million (or its equivalent) and hold a 75% equity interest in Yantai Renewable Energy, and Pro-Power Investment shall contribute RMB415.9005 million and hold a 25% equity interest in Yantai Renewable Energy. Shandong Company will pay the capital contribution with its internal funds.

4.	Corporate governance

Yantai New Energy shall have a board of directors with 5 directors, 3 nominated by Shandong Company, 1 nominated by Pro-Power Investment, 1 employee representative, and 1 chairman who shall be nominated by Shandong Company. Yantai New Energy shall have a board of supervisors with 3 supervisors, 1 nominated by Shandong Company, 1 nominated by Pro-Power Investment, 1 employee representative; 1 chairman of the board of supervisors nominated by Shandong Company. The voting on major matters of Yantai New Energy (foreign investment, major asset disposal, external guarantee, equity transfer, etc.) shall be implemented in accordance with the articles of association of Huaneng Yantai Company. 1 general manager of Yantai New Energy shall be nominated by Shandong Company.

5.	Effectiveness

The Capital Increase Agreement shall become effective from the date of signing (with official seals) by both parties.

IV.	THE DETERMINATION BASIS FOR THE CAPITAL INCREASE

In the Capital Transaction, Shandong Company shall invest RMB1,247.715 million at a price of RMB1 per share, holding 75% equity interest in Yantai Renewable Energy, and Pro-Power Investment shall invest RMB415.905 million (or its equivalent) at a price of RMB1 per share, holding 25% equity interest of Yantai Renewable Energy.

V.	INFORMATION OF YANTAI RENEWABLE ENERGY

Yantai Renewable Energy was established in Yantai of Shandong Province on 13 April 2020 with a registered capital of RMB1,000 million. It is principally engaged in biomass power generation, wind power generation, solar power generation, and geothermal power generation; electricity sales; construction, operation, and management of power production projects; heat production and supply; construction, operation, and management of heating pipe networks; contract energy management.

As at 30 September 2020, the unaudited financial data was as follows: operating revenue of RMB0, profit of RMB0, total assets of RMB34,095,544 and total liabilities of RMB34,095,544. there is currently no relevant financial data.

Immediately after the Capital Increase, the registered capital of Yantai Renewable Energy will be increased from RMB1,000 million to RMB1,663.602 million, of which Shandong Company will contribute RMB1,247.7015 million and hold a 75% of equity interest, and Pro-Power Investment will contribute RMB415.9005 million (or its equivalent) and hold a 25% of equity interest; and then Yantai Renewable Energy will become a non-wholly owned subsidiary of Shandong Company. As at the date of this announcement and immediately after the Capital Increase, the shareholding structure of Yantai Renewable Energy will be as follows:

RMB0’000

	As at the date of this announcement		Immediately after the Capital Increase
Shareholder	Capital contribution	Capital contribution ratio	Capital contribution	Capital contribution ratio

Shandong Company	100,000 (Note)	100%	124,770.15	75%
Pro-Power Investment	–	–	41,590.05	25%
Total	100,000	100%	166,360.20	100%

Note: At present, contribution has not been made.

VI.	THE PURPOSE OF CONDUCTING THE CAPITAL INCREASE AND THE IMPACT ON THE COMPANY

The purpose of the Capital Increase is to meet the capital needs of the project . The Capital Increase will not have any significant impact on the Company’s financial status, and there is no situation that will prejudice the interests of the Company and its shareholders.

After the Capital Increase, Yantai Renewable Energy will become a non-wholly owned subsidiary of Shandong Company, while its accounts will remain to be consolidated into the accounts of the Company.

VII.	IMPLICATIONS UNDER HONG KONG LISTING RULES AND SEE LISTING RULES

The Capital Increase will result in the shareholding held by Shandong Company in Yantai Renewable Energy to decrease from 100% to 75% and thus the Capital Increase constitutes a deemed disposal under Rule 14.29 of the Hong Kong Listing Rules. With respect to the Capital Increase, given the scale of the Capital Increase does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase, the accumulative transaction amount of the transactions (other than the routine related transactions) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting. Accordingly, the Capital Increase is subject to approval to be obtained at general meeting of the Company according to the SSE Listing Rules.

The Company proposes to convene an extraordinary general meeting in December 2020 to seek approval from Independent Shareholders on (among others) the related resolution regarding the Capital Increase. According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, the Capital Increase to the shareholders as soon as possible but in any event not later than 7 December 2020.

VIII.	APPROVAL FROM THE BOARD

The Capital Increase was considered and approved at the 7th meeting of the tenth session of the board of directors of the Company on 5 November 2020. Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, all being Directors having connected relationship, abstained from voting on the board resolution relating to the Capital Increase according to the Hong Kong Listing Rules and Shanghai Listing Rules.

The Directors (including independent non-executive Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

IX.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules;
“Capital Increase”	the transaction contemplated under the Capital Increase Agreement
“Capital Increase Agreement”	the capital increase and share expansion agreement of Huaneng Yantai Renewable Energy Limited dated 5 November 2020 entered into between Shandong Company and Pro-Power Investment
“Company”	Huaneng Power International, Inc.
“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules
“Directors”	the directors (including independent non-executive directors) of the Company
“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“PRC” or “China”	the People’s Republic of China
Pro-Power Investment	Pro-Power Investment Limited
“RMB”	the lawful currency of the PRC
“SSE Listing Rules”	the Rules Governing the Listing of Stocks on Shanghai Stock Exchange

“Shandong Company”	Huaneng Shandong Power Generation Limited
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Yantai Renewable Energy”	Huaneng Yantai Renewable Energy Limited

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 November 2020

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION
CAPITAL INCREASE IN SHENGDONG OFFSHORE WIND POWER

On 5 November 2020, the Company entered into the Capital Increase Agreement with Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power. Pursuant to the Capital Increase Agreement, the Company, Hua Neng HK and Haizhuang Renewables shall inject new capital by way of cash in accordance with their respective shareholding ratios. The Company shall use its own internal fund to pay Shengdong Offshore Wind Power not more than RMB1,077,871,181 as the consideration for the Capital Increase. Upon completion of the Capital Increase, Shengdong Offshore Wind Power’s registered capital will be increased to RMB2,364,393,900, and the Company’s shareholding ratio in Shengdong Offshore Wind Power remains unchanged at 79%.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). At the same time, the Company, Hua Neng HK and Haizhuang Renewables each holds 79%, 21% and 1% equity interests, respectively, in Shengdong Offshore Wind Power. Huaneng Group and HIPDC are connected persons of the Company, Hua Neng HK is its associate, and Shengdong Offshore Wind Power is a connected subsidiary of the Company. According to the relevant provisions of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

With respect to the Capital Increase, given the scale of the Capital Increase does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’ approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase, the accumulative transaction amount of the transactions (other than the routine related transactions) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting. Accordingly, the Capital Increase is subject to approval to be obtained at general meeting of the Company according to the SSE Listing Rules.

The Company proposes to convene an extraordinary general meeting in December 2020 to seek approval from Independent Shareholders on (among others) the related resolution regarding the Capital Increase. According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, the Capital Increase to the shareholders as soon as possible but in any event not later than 7 December 2020.

I.	INTRODUCTION

On 5 November 2020, the Company entered into the Capital Increase Agreement with Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power. Pursuant to the Capital Increase Agreement, the Company, Hua Neng HK and Haizhuang Renewables shall inject new capital by way of cash in accordance with their respective shareholding ratios. The Company shall use its own internal fund to pay Shengdong Offshore Wind Power not more than RMB1,077,871,181 as the consideration for the Capital Increase. Upon completion of the Capital Increase, Shengdong Offshore Wind Power’s registered capital will be increased to RMB2,364,393,900, and the Company’s shareholding ratio in Shengdong Offshore Wind Power remains unchanged at 79%.

II.	RELATIONSHIP BETWEEN THE COMPANY, HUA NENG HK, HAIZHUANG RENEWABLES AND SHENGDONG OFFSHORE WIND POWER

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity is 111,971 MW and the equity-based generation capacity is 98,217 MW.

Hua Neng HK is a wholly-owned subsidiary of Huaneng Group and is mainly engaged in import/export, and trading in re-export of energy and related industrial equipment and technologies; sourcing and raising foreign funds, developing energy and other foreign exchange projects; providing consultancy services for technical engineering such as energy raw materials in the PRC.

Haizhuang Renewables was established in the PRC with limited liability, and is principally engaged in contracting; investment management; asset management; development, transfer, consultation and promotion of technology. The ultimate shareholder of Haizhuang Renewables is China Shipbuilding Industry Corporation Chongqing Shipbuilding Co., Ltd.

As at the date of publication of this announcement, Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through Huaneng Treasury (an indirect wholly-owned subsidiary of Huaneng Group) and a 0.39% indirect equity interest in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group). At the same time, the Company, Hua Neng HK and Haizhuang Renewables each holds 79%, 21% and 1% equity interests, respectively, in Shengdong Offshore Wind Power. Huaneng Group and HIPDC are connected persons of the Company, Hua Neng HK is its associate, and Shengdong Offshore Wind Power is a connected subsidiary of the Company. According to the relevant provisions of the Hong Kong Listing Rules, the Capital Increase constitutes a connected transaction of the Company.

III.	THE CAPITAL INCREASE

The Capital Increase was approved at the meeting of the board of Directors of the Company held on 5 November 2020. The Company entered into the Capital Increase Agreement with Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power. Major terms of the Capital Increase Agreement are as follows:

1.	Date:	5 November 2020
2.	Parties:	(i)	the Company;
		(ii)	Hua Neng HK;
		(iii)	Haizhuang Renewables; and
		(iv)	Shengdong Offshore Wind Power.

To the best of the Directors’ knowledge, information and belief, Haizhong Renewables and its ultimate beneficial owner are third parties independent of, and not connected with the Company and its connected persons.

3.	Subscription of share capital

According to the Capital Increase Agreement, shareholders of Shengdong Offshore Wind Power shall inject new capital by way of cash in accordance with its existing shareholding ratios, of which the Company shall subscribe for not more than RMB1,077,871,181, representing 79% of the newly increased capital.

Following completion of the Capital Increase, the registered capital and shareholding structure of Shengdong Offshore Wind Power will be as follows: (1) registered capital: no more than RMB2,364,393,900; and (2) the names of shareholders, capital contributions and shareholding ratios will be as follows: the Company shall contribute RMB1,867,871,181 with an equity interest of 79%, Hua Neng HK shall contribute RMB472,878,780 or its equivalent with an equity interest of 20% and Haizhuang Renewables shall contribute RMB23,643,939 with an equity interest of 1%.

4.	Payment:	By way of cash
5.	Effectiveness:	The Capital Increase Agreement shall become effective from the date of signing (with official seals) by all parties.

In the Capital Increase transaction, the Company, Hua Neng HK and Haizhuang Renewables will increase their capital in the same proportion as the shareholding ratio of Shengdong Offshore Wind Power at a price of RMB1 per share.

The Company shall use its own internal fund to pay Shengdong Offshore Wind Power not more than RMB1,077,871,181 as the consideration for the Capital Increase. Upon completion of the Capital Increase, Shengdong Offshore Wind Power’s registered capital will be increased to RMB2,364,393,900, and the Company’s shareholding ratio in Shengdong Offshore Wind Power remains unchanged at 79%.

IV.	INFORMATION OF SHENGDONG OFFSHORE WIND POWER

Incorporated on December 2018, Shengdong Offshore Wind Power is an independent legal entity with limited liability jointly established by the Company, Hua Neng HK and Haizhuang Renewables with 79%, 20% and 1% shareholding, respectively. Shengdong Offshore Wind Power is mainly engaged in the production and sales of electric power; investment in wind power generation; construction, operation and management of electric power projects; development and utilization of clean energy; power sales; power purchase and sale; contract energy management; wind power technology consulting.

V.	SELECTED FINANCIAL INFORMATION OF SHENGDONG OFFSHORE WIND POWER

The following sets out certain financial information of Shengdong Offshore Wind Power as at 31 December 2018 and 31 December 2019 (audited) and the six months ended 30 June 2020 (unaudited), prepared in accordance with the PRC Accounting Standards:

RMB0’000

	For the year ended 31 December		For the six months ended 30 June
	2018	2019	2020

Operating income	0	0	0
Profit before taxation	-27.109385	157.884869	6.510332
Net profit	-27.109385	125.191048	-1.894647

	As at 31 December		As at 30 June
	2018	2019	2020

Total assets	0	0	0
Total liabilities	35,097.093808	306,958.100723	427,942.393558
Net assets	5,972.890615	115,594.081663	133,992.187016

VI.	PURPOSE OF THE CAPITAL INCREASE AND THE FINANCIAL IMPACT ON THE COMPANY

The purpose of the Capital Increase is to meet the capital needs of the project. The Capital Increase will not have any significant impact on the Company’s financial status, and there is no situation that will prejudice the interests of the Company and its shareholders.

VII.	IMPLICATIONS UNDER HONG KONG LISTING RULES AND SSE LISTING RULES

With respect to the Capital Increase, given the scale of the Capital Increase amount does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, the Capital Increase does not constitute a discloseable transaction under Chapter 14 of the Hong Kong Listing Rules. The Capital Increase also constitutes a connected transaction under Chapter 14A of the Hong Kong Listing Rules. As the scale of the Capital Increase amount exceeds 0.1% but does not exceed 5% of the applicable percentage ratios as calculated pursuant to Rule 14.07 of the Hong Kong Listing Rules, therefore, the Company is only required to comply with the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules but is exempt from independent shareholders’

approval requirement. However, according to the SSE Listing Rules, in conjunction with the Capital Increase, the accumulative transaction amount of the transactions (other than the routine related transactions) that did not require approval at general meeting, and conducted between the Company and the same related party(ies) (i.e. the transaction party(ies) being Huaneng Group and the entities other than the Company under its control) in the past 12 months reached the threshold that requires approval at general meeting. Accordingly, the Capital Increase is subject to approval to be obtained at general meeting of the Company according to the SSE Listing Rules.

The Company proposes to convene an extraordinary general meeting in December 2020 to seek approval from Independent Shareholders on (among others) the related resolution regarding the Capital Increase. According to the requirements of Rules 14A.46(1) and 19A.39A of the Hong Kong Listing Rules and the PRC Company Law, the Company shall despatch a circular containing, inter alia, the Capital Increase to the shareholders as soon as possible but in any event not later than 7 December 2020.

VIII.	APPROVAL FROM THE BOARD

The Capital Increase was considered and approved at the 7th meeting of the tenth session of the Board of the Company on 5 November 2020. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei, Teng Yu, all being Directors having connected relationship, abstained from voting on the board resolution relating to the Capital Increase according to the Hong Kong Listing Rules and Shanghai Listing Rules.

The Directors (including independent non-executive Directors) are of the view that the Capital Increase Agreement was entered into: (i) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); (ii) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole and (iii) in the ordinary and usual course of business of the Company.

IX.	DEFINITIONS

In this announcement, unless the context requires otherwise, the following terms shall have the meanings set out below:

“associate(s)”	has the meaning ascribed to it under the Listing Rules
“Capital Increase”

the Company will subscribe for part of the newly-added registered capital of Shengdong Offshore Wind Power at not more than RMB1,077,871,181 in accordance with the terms and conditions of the Capital Increase Agreement

“Capital Increase Agreement”	the capital increase agreement dated 5 November 2020 entered into among Hua Neng HK, Haizhuang Renewables and Shengdong Offshore Wind Power

“Company”	Huaneng Power International, Inc.
“connected person(s)”	has the meaning ascribed to it under the Listing Rules
“Directors”	the directors (including independent non-executive directors) of the Company
“Haizhuang Renewables”	CSIC Haizhuang (Beijing) Renewables Energy Investment Co., Ltd.
“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Finance”	China Huaneng Finance Corporation Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“Huaneng Treasury”	China Huaneng Group Treasury Management (Hong Kong) Limited
“PRC” or “China”	the People’s Republic of China
“RMB”	the lawful currency of the PRC
“Shengdong Offshore Wind Power”	Huaneng Shengdong Rudong Offshore Wind Power Co., Ltd.
“SEE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited
“subsidiary(ies)”	has the meaning ascribed to it in the Hong Kong Listing Rules

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the Directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 November 2020

Document 4

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

EXTERNAL GUARANTEE BY SUBSIDIARY AND CONNECTED TRANSACTION

To ensure the smooth construction of Sahiwal Project of Pakistan Company, Huaneng Group has provided guarantee for the long-term borrowings of Pakistan Company according to the proportion of shareholding of Shandong Company in Pakistan Company. Upon the request of the syndicate of lenders, in order to rationalize the guarantee relationship, Shandong Company shall sign a Guarantee Contract with ICBC (the leading bank of the syndicate) to take over and assume the guarantee obligations of Huaneng Group. Shandong Company intends to sign a Guarantee Contract with Jining Cheng Group and ICBC upon consideration and approval of the Guarantee at the general meeting of the Company.

According to the Guarantee Agreement, the Guarantee provided by Shandong Company is given on a joint and several liability basis. The period of guarantee is two years from the date on signing the Guarantee Contract to the expiry of performance of the secured debt. Jining Cheng Group, the other shareholder of Pakistan Company, has undertaken the guarantee obligation for the remaining 50% debt under the Guarantee Contract. The amount of the Guarantee given by Shandong Company was approximately US$258.5 million.

The guarantee provided by Huaneng Group to a subsidiary of the Company is entered into on normal commercial terms, and does not involve any pledge of the Company’s assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

The Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the SSE Listing Rules, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Huaneng Group and its associates will abstain from voting on the relevant resolution at the general meeting. The Company shall hold a general meeting as soon as possible and submit the aforesaid resolution for consideration and approval.

DESCRIPTION OF THE CONNECTED TRANSACTION

To ensure the smooth construction of Sahiwal Project of Pakistan Company, Huaneng Group has provided guarantee for the long-term borrowings of Pakistan Company according to the proportion of shareholding of Shandong Company in Pakistan Company. Upon the request of the syndicate of lenders, in order to rationalize the guarantee relationship, Shandong Company shall sign a Guarantee Contract with ICBC (the leading bank of the syndicate) to take over and assume the guarantee obligations of Huaneng Group. Shandong Company intends to sign a Guarantee Contract with Jining Cheng Group and ICBC upon consideration and approval of the Guarantee at the general meeting of the Company.

According to the Guarantee Agreement, the Guarantee provided by Shandong Company is given on a joint and several liability basis. The period of guarantee is two years from the date on signing the Guarantee Contract to the expiry of performance of the secured debt. Jining Cheng Group, the other shareholder of Pakistan Company, has undertaken the guarantee obligation for the remaining 50% debt under the Guarantee Contract. The amount of the principal and interests of the Guarantee given by Shandong Company was approximately US$258.5 million in total (the interests thereon were estimated based on the maximum amount of the three-month LIBOR published in October 2020. Relevant interests will float based on the three-month LIBOR, the same below). As of the date of this Announcement, the balance of the Guarantee actually provided by Shandong Company to Pakistan Company was nil (excluding the amount of the Guarantee).

The Guarantee involves Shandong Company, a subsidiary of the Company, taking over and assuming the guarantee provided by Huaneng Group to Pakistan Company for long-term borrowings in the amount of approximately US$258.5 million, which belongs to other matters that may cause the transfer of resources or obligations through agreements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP, SHANDONG COMPANY AND PAKISTAN COMPANY

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of publication of this announcement, the controlled generation capacity of the Company is 111,971 MW and the equity based generation capacity is 98,217 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investments, development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

As at the date of publication of this announcement, the Company holds 80% equity interests in Shandong Company while its remaining 20% equity interest is held by Huaneng Group. Shandong Company is a connected subsidiary of the Company. Huaneng Group holds a 75% direct equity interest and a 25% indirect equity interest in HIPDC, whilst HIPDC, being the direct controlling shareholder of the Company, holds a 32.28% equity interest in the Company. Huaneng Group also holds a 9.91% direct equity interest in the Company, a 3.01% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.84% indirect equity interest in the Company through China Huaneng Group Treasury Management (Hong Kong) Limited (a wholly-owned subsidiary of Huaneng Group), and a 0.39% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). Under Chapter 14A of the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, and are subject to the relevant disclosure and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

Shandong Company is a controlling subsidiary of the Company. Shandong Company is mainly engaged in the development, investment, construction, management of power (heat) projects, investment in coal, transportation and related industries; purchase and sale of electricity; thermal power technology consulting services.

Pakistan Company, established in May 2014, is indirectly owned as to 50% by Shandong Company and 50% by Jining Cheng Group through Shandong Ruyi (HK) at present (the changes of the relevant industrial and commercial registrations in respect of the transfer of its 50% equity interests in Shandong Ruyi (HK) (the parent company of Pakistan Company) by Shandong Ruyi Group to Jining Chengtou are still in progress). To the best of the Directors' knowledge, information and belief after having made all reasonable enquiries, Jining Cheng Group and its ultimate beneficial owners are third parties independent from the Company and its connected persons.

The registered address of Pakistan Company is in Lajar, Pakistan, and the scope of operation is production and sales of electricity, gas and related by-products. As at 31 December 2019, total assets in the financial statements of Pakistan Company amounted to RMB14.363 billion, total liabilities amounted to RMB11.268 billion (among which, total bank borrowings were RMB10.003 billion and total current liabilities were RMB3.316 billion), net assets amounted to RMB3.095 billion, operating income amounted to RMB4.808 billion and net profit was RMB738 million. As at 30 September 2020, total assets in the financial statements of Pakistan Company amounted to RMB13.581 billion, total liabilities amounted to RMB10.190 billion (among which, total bank borrowings were

RMB8.924 billion and total current liabilities were RMB2.810 billion), net assets amounted to RMB3.391 billion, operating income amounted to RMB3.211 billion and net profit was RMB581 million.

PURPOSE OF THE CONNECTED TRANSACTION AND IMPACT ON THE COMPANY

Shandong Ruyi Group has transferred its 50% equity interests in Shandong Ruyi (HK) (the parent company of Pakistan Company) to Jining Cheng Group this year. In order to rationalize the guarantee relationship, upon the request of the syndicate, Shandong Company and Jining Cheng Group intended to renew the Guarantee Contract with the syndicate, pursuant to which, Shandong Company and Jining Cheng Group shall undertake the guarantee provided by each of Huaneng Group and Shandong Ruyi Group for long-term borrowings denominated in US dollars of Sahiwal Project respectively, according to their respective proportion of shareholding. The board of directors of the Company believes that Pakistan Company will be able to repay the above loan on schedule, and the overall risk of the Guarantee on the Shandong Company is relatively small. The Guarantee will not cause any material impact on the financial position of the Company and will not prejudice the interests of the Company and its shareholders.

IMPLICATION UNDER THE HONG KONG LISTING RULES AND THE SSE LISTING RULES

The guarantee provided by Huaneng Group to a subsidiary of the Company is entered into on normal commercial terms, and does not involve any pledge of the Company’s assets. Under Rule 14A.90 of the Hong Kong Listing Rules, the guarantee provided by Huaneng Group to a subsidiary of the Company shall be exempt from reporting, announcement and independent shareholders’ approval requirements.

The Guarantee involves a subsidiary of the Company undertaking the guarantee provided by Huaneng Group for Pakistan Company. As Huaneng Group is a connected person of the Company, the Guarantee constitutes a connected transaction under the Hong Kong Listing Rules. Since the transaction scale of the Guarantee does not exceed 5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Guarantee shall only be subject to the reporting and announcement requirements under Rules 14A.71 and 14A.35 of the Hong Kong Listing Rules, but is exempt from the independent shareholders’ approval requirement.

According to the SSE Listing Rules, the Guarantee has to be submitted to the general meeting of the Company for consideration and approval. Huaneng Group and its associates will abstain from voting on the relevant resolution at the general meeting. The Company shall hold a general meeting as soon as possible and submit the aforesaid resolution for consideration and approval.

APPROVAL OF THE BOARD OF DIRECTORS

The Board of Directors of the Company has considered and approved the resolution regarding Shandong Company undertaking the guarantee for its subsidiary. In accordance with the SSE Listing Rules and the Hong Kong Listing Rules, Messrs. Zhao Keyu, Zhao Ping, Huang Jian, Wang Kui, Lu Fei and Teng Yu, all being Directors of the Company having connected relationship, abstained from voting on the Board resolution relating to the capital increase. The Directors (including independent non-executive Directors) are of the view that the Guarantee Contract relating to the Guarantee was entered into: (1) on normal commercial terms; (2) on terms that are fair and reasonable and are in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

DEFINITIONS

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules
“Company”	Huaneng Power International, Inc.
“Director(s)”	the director(s) (including independent non-executive director(s)) of the Company
“Guarantee”
Shandong Company shall take over and assume the guarantee as provided by Huaneng Group to Pakistan Company for the long- term borrowings in the amount of approximately US$258.5 million, in accordance with the terms and conditions of the Guarantee Contract

“Guarantee Contract”
the “Guarantee Contract between Huaneng Shandong Power Generation Co., Ltd. and Jining Chengtou Holding Group Co., Ltd. and Industrial and Commercial Bank of China Limited, Karachi Branch” to be entered into between Shandong Company and Jining Cheng Group and ICBC upon consideration and approval of the Guarantee at the general meeting of the Company

“HIPDC”	Huaneng International Power Development Corporation
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Hua Neng HK”	China Hua Neng Group Hong Kong Limited
“Huaneng Group”	China Huaneng Group Co., Ltd.
“ICBC”	Industrial and Commercial Bank of China Limited

“Jining Cheng Group”	Jining Chengtou Holding Group Co., Ltd.
“PRC” or “China”	the People’s Republic of China
“RMB”	the lawful currency of the PRC
“Pakistan Company”	Huaneng Shandong Ruyi (Pakistan) Energy (Private) Limited
“Shandong Company”	Huaneng Shandong Power Generation Co., Ltd.
“Shandong Ruyi (HK)”	Shandong Ruyi (HK) Energy Limited
“Shandong Ruyi Technology Group”	Shandong Ruyi Technology Group Co., Ltd.
“SSE Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock Exchange
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 November 2020

Document 5

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

華能國際電力股份有限公司

HUANENG POWER INTERNATIONAL, INC.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)

(Stock Code: 902)

OVERSEAS REGULATORY ANNOUNCEMENT
ISSUE OF SUPER SHORT-TERM DEBENTURES

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

As resolved at the 2019 annual general meeting of Huaneng Power International, Inc. (the “Company”) held on 16 June 2020, the Company has been given a mandate to issue super short-term debentures (in either one or multiple tranches on rolling basis) with a principal amount of up to RMB30 billion (which means that the outstanding principal balance of the super short-term debentures in issue shall not exceed RMB30 billion at any time within the period as prescribed therein) within the period from approval obtained at 2019 annual general meeting to the conclusion of the 2020 annual general meeting.

The Company has recently completed the issue of the sixth tranche of the Company’s super short- term debentures for 2020 (the “Debentures”). The total issuing amount was RMB2 billion with a maturity period of 30 days whereas the unit face value is RMB100 and the interest rate is 1.3%.

Bank of Ningbo Co., Ltd. acts as the lead underwriter to form the underwriting syndicates for the Debentures, which were placed through book-building and issued in the domestic bond market among banks. The proceeds from the Debentures will be used to supplement the working capital of the headquarters of the Company, adjust debts structure and repay the debt financing instruments due.

The relevant documents in respect of the Debentures are posted on China Money and Shanghai Clearing House at websites of www.chinamoney.com.cn and www.shclearing.com, respectively.

The Debentures do not constitute any transaction under Chapter 14 and Chapter 14A of the Listing Rules.

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this announcement, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 November 2020

Document 6

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

NOTICE OF 2020 SECOND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2020 second extraordinary general meeting (the “Extraordinary General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 22 December 2020 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the proposal regarding the continuing connected transactions for 2021 between the Company and Huaneng Group (Note 1);

2.	To consider and approve the proposal regarding the capital increase of Shengdong Offshore Wind Power (Note 1);

3.	To consider and approve the proposal regarding the capital increase and share expansion of Huaneng Yantai Renewable Energy (Note 1); and

4.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary (Note 1).

By Order of the Board
Huaneng Power International, Inc.
Huang Chaoquan
Company Secretary

As at the date of this notice, the directors of the Company are:

Zhao Keyu (Executive Director)	Xu Mengzhou (Independent Non-executive Director)
Zhao Ping (Executive Director)	Liu Jizhen (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Xu Haifeng (Independent Non-executive Director)
Wang Kui (Non-executive Director)	Zhang Xianzhi (Independent Non-executive Director)
Lu Fei (Non-executive Director)	Xia Qing (Independent Non-executive Director)
Teng Yu (Non-executive Director)
Mi Dabin (Non-executive Director)
Cheng Heng (Non-executive Director)
Guo Hongbo (Non-executive Director)
Lin Chong (Non-executive Director)

Beijing, the PRC
6 November 2020

Notes:

1.	Please refer to the Company’s announcements dated 6 November 2020 and a circular to be issued before the Extraordinary General Meeting for details.

2.	Proxy

(i)
A member eligible to attend and vote at the Extraordinary General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company and, in the case of holders of H Shares, to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time designated for holding of the Extraordinary General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice will be voted by poll.

3.	Registration procedures for attending the Extraordinary General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Extraordinary General Meeting should return the reply slip for attending the Extraordinary General Meeting to the Company on or before 1 December 2020.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

4.	Closure of H Share register members

Closure of register of members for the Extraordinary General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Extraordinary General Meeting, the Company will suspend registration of transfer of shares from 2 December 2020 to 22 December 2020 (both days inclusive).

In order to qualify to attend the Extraordinary General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrars Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 1 December 2020. Holders of H shares whose names are recorded in the register of member of the Company on 2 December 2020 are entitled to attend the Extraordinary General Meeting.

5.	Other Businesses

(i)	The Extraordinary General Meeting will last for half day. Shareholders and their proxies who attend the Extraordinary General Meeting shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen’s Road East, Wanchai
Hong Kong

(iii)	The business address and contact of the Company are:

Capital Market Department
Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China
Contact: Xie Meixin
Telephone No.: (+86)-10-6322 6590
Facsimile No.: (+86)-10-6322 6888
Email: xiemx@hpi.com.cn

(iv)	Time and dates in this notice are Hong Kong time and dates.

Proxy Form for 2020 Second Extraordinary General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

I (We) (Note 2)
of	,
Shareholders’ Account:	and I.D. No.:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* (Note 1)
of Huaneng Power International, Inc. (the “Company”) now appoint (Note 3)
I.D. No.:
(of	),

or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2020 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 22 December 2020 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the Extraordinary General Meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion. (Note 6)

ORDINARY RESOLUTIONS		For (Note 4)	Against (Note 4)	Abstained (Note 4)
1.	To consider and approve the proposal regarding the continuing connected transactions for 2021 between the Company and Huaneng Group
2.	To consider and approve the proposal regarding the capital increase of Shengdong Offshore Wind Power
3.	To consider and approve the proposal regarding the capital increase and share expansion of Huaneng Yantai Renewable Energy
4.	To consider and approve the proposal regarding the provision of guarantee by Shandong Company to its subsidiary

Date:	Signature:	(Note 5)
Notes:
1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the Extraordinary General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the Extraordinary General Meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, TICK (�) IN THE RELEVANT BOX BELOW THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST A RESOLUTION, TICK (�) IN THE RELEVANT BOX BELOW THE BOX MARKED “AGAINST”. YOU WISH TO VOTE ABSTAINED A RESOLUTION, TICK (�) IN THE RELEVANT BOX BELOW THE BOX MARKED “ABSTAINED” (SUCH ABSTAINED VOTES WILL BE COUNTED IN THE CALCULATION OF THE REQUIRED MAJORITY OF THE RESOLUTIONS). If you do not indicate how you wish your proxy to vote, your proxy will be entitled to exercise his/her discretion or to abstain. Your proxy will also be entitled to vote or abstain at his/her discretion on any resolution properly proposed to the meeting other than those referred to in the notice for the meeting.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to the H Share registrar of the Company, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 24 hours before the time designated for the holding of the Extraordinary General Meeting.

* Please delete as appropriate.

Reply Slip for 2020 Second Extraordinary General Meeting

I/(We)
of
Telephone number:	and Fax number:	,
being the holder(s) of	H Share(s)/Domestic Share(s)* of Huaneng Power International,
Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint a proxy to attend (on my/our behalf) the 2020 Second Extraordinary General Meeting (the “Extraordinary General Meeting”) to be held at 9:00 a.m. on 22 December 2020 at Conference Room A102, Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the Extraordinary General Meeting are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6322 6888). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the Extraordinary General Meeting.

* Please delete as appropriate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Huang Chaoquan

Name:	Huang Chaoquan

Title:	Company Secretary

Date:     November 6, 2020